EXHIBIT (12)

       Computation of Ratios of Earnings to Fixed Charges and
       Earnings to Combined Fixed Charges and Preferred Stock Dividend
       Requirements


                                  Year ended December 31, 1997

                     1997         1996         1995         1994        1993

 Income before provision for income taxes
  And fixed charges
  (Note A)      $ 54,880,632 $ 49,713,981 $ 45,769,091 $ 44,293,156 $ 37,149,166

 Fixed charges:
  Interest on first
   mortgage
   bonds        $ 15,704,380 $ 14,014,643 $ 14,026,176 $ 12,190,405 $ 12,382,695
  Amortization of debt
   discount and expense
   less premium      888,662      866,921      832,488      766,238      524,649
  Interest on
   short-term debt 1,421,824      678,890      502,723      710,910      294,558
  Other interest      58,072      276,880      280,497      239,916      215,708
  Rental expense
   representative of an
   interest factor
   (Note B)          164,715      127,440      119,380      118,587      165,571

 Total fixed
  charges       $ 18,237,653 $ 15,964,774 $ 15,761,264 $ 14,026,056 $ 13,583,181

 Preferred stock dividend requirements:
  Preferred stock
   dividend requirements
   not deductible for
   tax purposes $  2,338,304 $  2,338,304 $  2,338,304 $  1,484,992 $    304,760
  Ratio of income before provision for
   Income taxes
   to net income       1.540        1.531        1.516        1.538        1.479

   Nondeductible dividend
    requirements   3,600,988    3,579,943    3,544,869    2,283,918      450,740
   Deductible
    dividends         78,036       78,036       78,036       78,036       80,330

 Total preferred stock
  Dividend
   requirements $  3,679,024 $  3,657,979 $  3,622,905 $  2,361,954 $    531,070

 Total combined fixed
  charges and preferred
  stock dividend
  requirements  $ 21,916,677 $ 19,622,753 $ 19,384,169 $ 16,388,010 $ 14,114,251

 Ratio of earnings to
  fixed charges         3.01         3.11         2.90         3.16         2.73

 Ratio of earnings to
  combined fixed charges
  and preferred stock dividend
  requirements          2.50         2.53         2.36         2.70         2.63

<footnote>
       NOTE A: For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

       NOTE B: One-third of rental expense (which approximates the interest factor).